SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-6089

H&R Block, Inc. 2000 Employee Stock Purchase Plan

(Full title of the Plan)

H&R BLOCK, INC.
4400 Main Street
Kansas City, Missouri 64111
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Independent Auditors’ Report
Report of Independent Accountants
STATEMENTS OF FINANCIAL CONDITION
STATEMENTS OF OPERATIONS AND CHANGES IN PLAN EQUITY
NOTES TO FINANCIAL STATEMENTS
Signatures
EX-23.1 Consent of Independent Auditors
EX-23.2 Consent of Independent Accountants
EX-32.1 Certification Pursuant to 18 USC Sec. 1350
EX-32.2 Certification Pursuant to 18 USC Sec. 1350

Independent Auditors’ Report for the Year Ended June 30, 2003	2
Report of Independent Accountants for the Year Ended June 30, 2002 and the Period from September 13, 2000 (date of inception) to June 30, 2001	3
Financial Statements
Statements of Financial Condition as of June 30, 2003 and 2002	4
Statements of Operations and Changes in Plan Equity for the Years Ended June 30, 2003 and 2002 and the Period from September 13, 2000 (date of inception) to June 30, 2001	5
Notes to Financial Statements	6
Signatures	9
Exhibits
Consent of Independent Auditors (Exhibit 23.1)	10
Consent of Independent Accountants (Exhibit 23.2)	11
Certifications pursuant to 18 U.S.C. 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002 (Exhibits 32.1 and 32.2)	12

Independent Auditors’ Report

To the Compensation Committee of the Board of Directors of H&R Block, Inc. and the Participants of the H&R Block, Inc. 2000 Employee Stock Purchase Plan:

We have audited the accompanying statement of financial condition of the H&R Block, Inc. 2000 Employee Stock Purchase Plan (the “Plan”) as of June 30, 2003, and the related statement of operations and plan equity for the year ended June 30, 2003. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of June 30, 2003, and the results of its operations for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Kansas City, Missouri
September 26, 2003

Report of Independent Accountants

To the Compensation Committee of the Board of Directors of H&R Block, Inc. and the Participants of the H&R Block, Inc. 2000 Employee Stock Purchase Plan:

In our opinion, the accompanying statement of financial condition and the related statements of operations and changes in plan equity present fairly, in all material respects, the financial condition of the H&R Block, Inc. 2000 Employee Stock Purchase Plan (the “Plan”) at June 30, 2002, and the results of its operations and changes in plan equity for the year ended June 30, 2002 and the period from September 13, 2000 (date of inception) to June 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri
September 27, 2002

H&R Block, Inc. 2000 Employee Stock Purchase Plan

STATEMENTS OF FINANCIAL CONDITION

June 30,

	2003	2002

Assets	$—	$—

Liabilities	—	—
Plan equity	—	—

Total Liabilities & Plan equity	$—	$—

See Notes to Financial Statements

H&R Block, Inc. 2000 Employee Stock Purchase Plan

STATEMENTS OF OPERATIONS AND CHANGES IN PLAN EQUITY

			Period from
			September 13, 2000
			(date of inception)
	For the Year Ended June 30,		to June 30,
	2003	2002	2001

Participant contributions	$4,623,603	$3,172,638	$1,955,462
Participant withdrawals	(496,189)	(245,142)	(114,520)
Purchases of H&R Block, Inc. common stock	(4,127,414)	(2,927,496)	(1,840,942)

Net additions	—	—	—
Plan equity at beginning of period	—	—	—

Plan equity at end of period	$—	$—	$—

See Notes to Financial Statements

H&R Block, Inc. 2000 Employee Stock Purchase Plan

NOTES TO FINANCIAL STATEMENTS
June 30, 2003

1.	Description of Plan

The following is a brief description of the H&R Block, Inc. 2000 Employee Stock Purchase Plan (the “Plan”). The Plan is designed to encourage and assist employees of the subsidiaries of H&R Block, Inc. (the “Company”) to acquire an equity interest in the Company through the purchase of shares of the Company’s common stock. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan was adopted by the Board of Directors of the Company on June 28, 2000 and by the shareholders at its Annual Meeting on September 13, 2000.

Common stock for the Plan is issued directly from the Company’s authorized but unissued shares or treasury shares. The aggregate number of shares that may be issued under the Plan cannot exceed 6,000,000 (adjusted effective August 1, 2001, for the effect of a two-for-one stock split of the Company’s common stock).

Eligibility. An employee of a participating subsidiary of the Company is eligible to participate in the Plan if the employee has been continuously employed by a participating subsidiary for at least twelve months. In addition, employees must be customarily employed at least 20 hours per week and at least five months in any calendar year.

Each eligible employee may enroll in the Plan as of the first day of an Option Period during open enrollment, which ends at least 15 days prior to the commencement of such Option Period. The Option Periods are six-month periods beginning on July 1 and January 1 of each year and ending on December 31 and June 30 of each year, respectively.

Contributions. A Plan participant can contribute from 1% to 10% of the participant’s “compensation,” as such term is defined in the Plan, through after-tax payroll deductions during the Option Period. Participants can increase or decrease their withholding percentage during an Option Period. In addition to these limits, a participant cannot accrue at a rate that exceeds $25,000 for the calendar year, as measured by the fair market value of shares (as determined in the case of each such share as of the first day of an Option Period). The Company holds contributions until the end of the Option Period, at which point the Company issues shares for the contributions received. No interest is paid or accrued on the participants’ payroll deductions. Contributions from participant payroll deductions are held by the Company and are used for general corporate purposes.

Participant withdrawals: A participant may choose to withdraw from the Plan at any time during an Option Period. Participants who terminate their employment with all subsidiaries of the Company are not eligible to continue participation in the Plan. Upon withdrawal, termination from employment or death, any accumulated contributions during an Option Period are distributed to the employee or beneficiary, without interest, by the Company.

Stock Purchase Provisions. On the first day of the Option Period (“Grant Date”), eligible employees are granted the option to purchase shares of the Company’s common stock. On the last day of the Option Period (“Purchase Date”), the Company issues common stock to the participants. The purchase price per share of common stock issued by the Company is 90% of the lower of either the fair market value of the Company’s common stock on the Grant Date or the Purchase Date. Fair market value is determined using the closing price of the Company’s common stock as listed on the New York Stock Exchange. All shares issued under the Plan may not be sold, transferred or assigned for a period of six months after the Purchase Date.

Shares purchased pursuant to the Plan during the two Option Periods in the year ended June 30, 2003 were 49,761 shares and 64,319 shares, respectively. The purchase price per share for the common stock was $36.18 for each of the two Option Periods.

Shares purchased pursuant to the Plan during the two Option Periods in the year ended June 30, 2002 were 41,474 shares and 41,982 shares, respectively. The purchase price per share for the common stock was $30.78 and $39.32 for the two Option Periods, respectively.

Shares purchased pursuant to the Plan during the two Option Periods in the period from September 13, 2000 to June 30, 2001 were 55,346 shares and 53,970 shares, respectively. The purchase price per share for the common stock was $15.61 and $18.12 for the two Option Periods, respectively. The foregoing numbers of shares and purchase prices per share have been adjusted to reflect the two-for-one stock split of the Company’s common stock, which was effective August 1, 2001.

Plan Administration. The Plan is administered by the Compensation Committee of the Company’s Board of Directors. The Company pays all expenses of the Plan.

Plan Termination. Although the Board of Directors of the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time. In the event the Plan is terminated, the Board of Directors may elect to restrict the purchase of shares under the Plan during the Option Period in which the Plan was terminated. If such right is exercised, all funds contributed to the Plan that have not been used to purchase shares will be returned without interest to the participants.

2.	Accounting Policy

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Such preparation requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

3.	Federal Income Taxes

The Plan is intended to constitute an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code (the “Code”). Issuance of shares under this Plan is not intended to result in taxable income to participants in the Plan based on provisions of the Code. Accordingly, the Plan is designed to be exempt from income taxes. The Plan’s management believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

H&R Block, Inc. 2000 Employee Stock Purchase Plan

Date	9/29/03	By:	/s/ Mark A. Ernst

Mark A. Ernst Chairman of the Board, President and Chief Executive Officer H&R Block, Inc.